Exhibit 99.1

XOMA Highlights Recent Achievements and Reports Fourth Quarter and Full-Year 2014 Financial Results

BERKELEY, Calif., March 11, 2015 -- XOMA Corporation (Nasdaq:XOMA), a leader in the discovery and development of therapeutic antibodies, today reported its operational highlights and financial results for the quarter and year ended December 31, 2014.

Recent Highlights:
•	Advanced all gevokizumab clinical studies, including initiating the Phase 3 EYEGUARD™-US study in U.S. patients with Behçet’s disease uveitis and the Phase 3 study in patients with pyoderma gangrenosum.

•	Completed enrollment of eight patients in the gevokizumab open-label proof of concept clinical trial in patients with active, non-infectious, anterior scleritis being conducted under Dr. Nida Sen’s leadership at The National Eye Institute (NEI). The study objectives were to evaluate the safety and possible efficacy of gevokizumab in patients with active scleral inflammation at baseline. Although the study is still ongoing, 6 of the 8 study participants had a positive response in the first 16 weeks of gevokizumab treatment, based on a standardized scale. The Company will be working with NEI to design a possible multi-center controlled trial in this difficult to treat condition.

•	Successfully completed the Phase 1 clinical study of XOMA 358, a fully human, allosteric monoclonal antibody that inhibits both the binding of insulin to its receptor and downstream insulin signaling. The results from this Phase 1 study, presented at ENDO 2015, show XOMA 358 down-regulates the insulin receptor and its downward signaling. XOMA 358 is being evaluated for the treatment of non-drug-induced, endogenous hyperinsulinemic hypoglycemia (low blood glucose caused by excessive insulin produced endogenously).

•	Strengthened the Company’s financial position by raising $37.7 million, after deducting offering costs and out-of-pocket expenses, through the sale of units at a price of $4.94. Each unit includes a share of common stock and an accompanying warrant with a term of two years to purchase one additional share of common stock at an exercise price of $7.90 per share.

•	Renegotiated terms of the SERVIER loan agreement. The loan now will be repaid in three annual payments, beginning on January 15, 2016, and ending January 15, 2018, rather than being due in its entirety on January 15, 2016.

•	Obtained a $20.0 million secured loan from Hercules Technology III, L.P., as lender, and affiliate of Hercules Technology Growth Capital, Inc., as agent; a portion of the proceeds from which were used to repay a portion of existing indebtedness with the remaining proceeds to be used for general corporate purposes.

•	Announced the promotion of Thomas Burns to Chief Financial Officer and the retirement of Fred Kurland.

“The fourth quarter was focused on driving enrollment in all five of our gevokizumab Phase 3 clinical trials, completing our first XOMA 358 clinical study, and putting the Company on a strong financial footing to allow us to achieve our goal of transforming XOMA into a commercial organization marketing our products to the U.S. specialist prescriber,” stated John Varian, Chief Executive Officer of XOMA.  “Our clinical and regulatory teams are compiling the documentation required to submit a Biologics Licensing Application, in anticipation of positive EYEGUARD-B clinical results and FDA interactions.  By investing significant time now, we are doing all we can to expedite the process of requesting a pre-BLA meeting with FDA if we obtain positive primary endpoint results.

“With the encouraging proof-of-concept results in Scleritis, we have identified another potential indication for gevokizumab, and with the successful completion of the XOMA 358 Phase 1 study, we have demonstrated our ability to expand our product pipeline with another internally discovered compound that may lead to therapies for people who are living with conditions that are in clear need of new treatment options,” Mr. Varian concluded.

Financial Results
The financial results for 2014 reflect reduced reimbursements from SERVIER associated with gevokizumab development activities, as SERVIER met the initial $50 million cap of fully reimbursable non-infectious intermediate, posterior, or pan-uveitis (NIU) and Behçet’s diseases uveitis costs during the third quarter of 2013.  XOMA now pays 50% of the gevokizumab development costs in NIU.  The comparisons between the years ended December 31, 2014 and 2013, reflect this development.

XOMA recorded total revenues of $18.9 million for the twelve months ended December 31, 2014, compared with $35.5 million during the same period of 2013.  For the three months ended December 31, 2014, XOMA recorded revenues of $4.3 million compared with $12.5 million in the corresponding period of 2013.  The decrease in the full-year and fourth quarter 2014 revenues was due primarily to reduced revenue from our cost-sharing collaboration with SERVIER and reduced license fee revenue including the $7.0 million milestone payment received from Novartis in 2013.

Annual research and development (R&D) expenses for 2014 were $80.7 million compared to $74.9 million incurred in 2013.  The increase in 2014 reflects increased activity under our gevokizumab clinical program, non-cash stock-based compensation cost of $3.2 million and additional salary and benefits costs of $1.6 million.  For the three-month periods ended December 31, 2014 and 2013, R&D expenses were $19.4 million and $22.9 million, respectively.  The decrease in the 2014 fourth quarter was due primarily to reduced external manufacturing costs and preclinical activities, partially offset by the increase in gevokizumab clinical costs.

In 2014, selling, general and administrative (SG&A) expenses were $19.9 million compared to $18.5 million incurred during 2013, primarily reflecting increases of $2.5 million in non-cash stock-based compensation and $1.1 million in salaries and related personnel costs, partially offset by a decrease in professional services.  SG&A expenses were $4.1 million in the fourth quarter of 2014, as compared to $5.0 million in the corresponding quarter of 2013.  The decrease primarily reflects a reduction in consulting and professional expenses.

For the year ended December 31, 2014, XOMA had a net loss of $38.3 million compared with a net loss of $124.1 million in the year ended December 31, 2013.  The full-year net losses in 2014 and 2013 included a $45.8 million gain and $61.0 million loss, respectively, in non-cash revaluation of contingent warrant liabilities, which resulted primarily from fluctuations in XOMA’s stock price.  Excluding those revaluations, the net loss for 2014 was $84.1 million, and the net loss for 2013 was $63.0 million.  For the three months ended December 31, 2014, XOMA reported a net loss of $7.3 million, which included a gain of $12.1 million directly related to the revaluation of contingent warrant liabilities.  Excluding the non-cash revaluation of contingent warrant liabilities, the net loss for the 2014 fourth quarter was $19.4 million.  For the three months ended December 31, 2013, XOMA reported a net loss of $52.3 million of which $35.3 million was directly related to the revaluation of contingent warrant liabilities.  Excluding the non-cash revaluation of contingent warrant liabilities, the net loss for the three months ended December 31, 2013, was $17.0 million.

On December 31, 2014, XOMA had cash and equivalents of $78.4 million.  The Company ended December 31, 2013, with cash, cash equivalents, and short-term investments of $121.6 million. On December 8, 2014, the Company announced the closing of a registered direct offering of 8,097,165 units at a purchase price of $4.94, which includes a share of common stock and an accompanying warrant to purchase 8,097,165 shares of common stock at an exercise price of $7.90 per share. The Company received $37.7 million in net proceeds from the offering after deducting underwriting discount and offering expenses.

2015 Guidance
The Company expects its cash used in ongoing operating activities during 2015 will be approximately $60 - $65 million.  The Company’s principal expenditures are costs associated with its gevokizumab Phase 3 clinical programs.  The guidance assumes license and contract-related revenue to be received during the course of the year.

Investor Conference Call and Webcast
XOMA will host a conference call and webcast today, March 11, 2015, at 4:30 p.m. ET / 1:30 PT. The webcast can be accessed via the Investors and Media section of XOMA's website at http://investors.xoma.com/events.cfm and will be available for replay until close of business on May 11, 2015.  Telephone numbers for the live audiocast are 877-369-6589 (U.S./Canada) and 408-337-0122 (international).

About Gevokizumab
Gevokizumab is a potent monoclonal antibody with unique allosteric modulating properties and has the potential to treat patients with a wide variety of inflammatory and other diseases.  Gevokizumab binds strongly to interleukin-1 beta (IL-1 beta), a pro-inflammatory cytokine, and modulates the cellular signaling events that produce inflammation.  IL-1 beta has been shown to be involved in diverse array of disease states, including non-infectious and Behçet's disease uveitis, cardiovascular disease, and other auto-inflammatory diseases.

Gevokizumab currently is being studied in multiple indications, including several global Phase 3 clinical programs, including Behçet’s disease uveitis, non-infectious uveitis and pyoderma gangrenosum.  Information about all gevokizumab clinical studies can be found at www.clinicaltrials.gov and www.clinicaltrialsregister.eu.

About XOMA 358
Insulin is the major hormone for lowering blood glucose levels. Abnormal increases in insulin secretion can lead to profound hypoglycemia (low blood sugar), a state that can result in significant morbidities including cerebral damage and epilepsy. In some instances, profound hypoglycemia can be fatal.  XOMA 358 is a fully human allosteric modulating monoclonal antibody that binds to insulin receptors and attenuates insulin action.  XOMA 358 is being investigated as a novel treatment for non-drug-induced, endogenous hyperinsulinemic hypoglycemia (low blood glucose caused by excessive insulin production) and other related disorders. A therapy that safely and effectively mitigates insulin-induced hypoglycemia has the potential to address a significant unmet therapeutic need for certain rare medical conditions associated with hyperinsulinism.

About XOMA Corporation
XOMA’s innovative product candidates are the result of the Company’s expertise in developing ground-breaking monoclonal antibodies, including allosteric modulating antibodies, which has created opportunities to develop new classes of therapeutic antibodies with the potential to treat a wide range of human diseases. XOMA is developing its lead product gevokizumab (IL-1 beta modulating antibody) with SERVIER through a global Phase 3 program for Behçet’s disease uveitis and non-infectious uveitis and a Phase 3 program in pyoderma gangrenosum, as well as ongoing proof-of-concept studies in other IL-1-mediated diseases.  XOMA's scientific research also produced the XMet program, which consists of three classes Selective Insulin Receptor Modulators (SIRMs) antibodies.  XOMA 358, the lead antibody in the XMetD program, is an allosteric modulating monoclonal antibody that reduces both the binding of insulin to its receptor and down-regulates insulin signaling, and could have a major effect on the treatment of abnormal metabolic states. XOMA’s extensive antibody expertise includes antibody discovery, optimization, cell line and process development.

More detailed information can be found at www.xoma.com.

About SERVIER
Founded in 1954, SERVIER is an independent French pharmaceutical research company. Its development is based on the continuous pursuit of innovation in the therapeutic areas of cardiovascular, metabolic, neurologic, psychiatric, bone and joint diseases, as well as cancer. In 2013, the company recorded a turnover of 4.2 billion euros. 91% of SERVIER drugs are consumed internationally. 27% of turnover from SERVIER drugs were reinvested in Research and Development in 2013. With a strong international presence in 140 countries, SERVIER employs more than 21,000 people worldwide. The SERVIER Group contributed 35% to the 2013 French trade surplus in the pharmaceuticals sector.

More detailed information can be found at www.servier.com.

Forward-Looking Statements
Certain statements contained in this press release including, but not limited to, statements related to anticipated timing of initiation and completion of clinical trials, anticipated size and rate of enrollment of clinical trials, regulatory approval of unapproved product candidates, the anticipated success of any product launch, anticipated license revenues, sufficiency of our cash resources and anticipated levels of cash utilization, or statements that otherwise relate to future periods are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate, and actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market. Potential risks to XOMA meeting these expectations are described in more detail in XOMA's most recent filing on Form 10-K and in other SEC filings. Consider such risks carefully when considering XOMA's prospects. Any forward-looking statement in this press release represents XOMA's views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. XOMA disclaims any obligation to update any forward-looking statement, except as required by applicable law.

XOMA Corporation
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands, except per share amounts)

	Three months ended December 31,		Twelve months ended December 31,
	2014	2013	2014	2013
Revenues:
License and collaborative fees	$1,069	$8,450	$5,683	$11,028
Contract and other	3,279	4,084	13,183	24,423
Total revenues	4,348	12,534	18,866	35,451

Operating expenses:
Research and development	19,378	22,946	80,748	74,851
Selling, general and administrative	4,097	5,049	19,866	18,477
Restructuring	-	119	84	328
Total operating expenses	23,475	28,114	100,698	93,656

Loss from operations	(19,127)	(15,580)	(81,832)	(58,205)

Other income (expense):
Interest expense	(1,008)	(1,137)	(4,303)	(4,631)
Other income (expense), net	729	(287)	2,061	(197)
Revaluation of contingent warrant liabilities	12,088	(35,294)	45,773	(61,039)
Net loss before taxes	(7,318)	(52,298)	(38,301)	(124,072)

Provision for income tax (expense) benefit	-	(1)	-	14
Net loss	$(7,318)	$(52,299)	$(38,301)	$(124,058)

Basic net loss per share of common stock	$(0.07)	$(0.55)	$(0.36)	$(1.43)
Diluted net loss per share of common stock	$(0.12)	$(0.55)	$(0.67)	$(1.43)

Shares used in computing basic net loss per share of common stock	109,415	95,048	107,435	86,938
Shares used in computing diluted net loss per share of common stock	116,563	95,048	115,333	86,938

Other comprehensive loss:
Net loss	$(7,318)	$(52,299)	$(38,301)	$(124,058)
Net unrealized gain (loss) on available-for-sale securities	-	(1)	1	(9)
Comprehensive loss	$(7,318)	$(52,300)	$(38,300)	$(124,067)

XOMA Corporation
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2014	December 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	$78,445	$101,659
Short-term investments	-	19,990
Trade and other receivables, net	3,309	3,781
Prepaid expenses and other current assets	2,088	1,630
Total current assets	83,842	127,060
Property and equipment, net	5,120	6,456
Other assets	669	1,266
Total assets	$89,631	$134,782

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$5,990	$9,616
Accrued and other liabilities	9,892	9,934
Deferred revenue - current	1,089	2,218
Interest bearing obligations – current	19,247	5,835
Accrued interest on interest bearing obligations – current	257	2,042
Total current liabilities	36,475	29,645
Deferred revenue – long-term	1,939	4,105
Interest bearing obligations – long-term	16,290	35,150
Contingent warrant liabilities	31,828	69,869
Total liabilities	86,532	138,769

Stockholders’ equity (deficit):
Common stock, $0.0075 par value, 277,333,332 and 138,666,666 shares authorized at December 31, 2014 and 2013, respectively, 115,892,450 and 105,386,216 shares issued and outstanding at December 31, 2014 and 2013, respectively	869	787
Additional paid-in capital	1,121,707	1,076,403
Accumulated comprehensive loss	-	(1)
Accumulated deficit	(1,119,477)	(1,081,176)
Total stockholders’ equity (deficit)	3,099	(3,987)
Total liabilities and stockholders’ equity (deficit)	$89,631	$134,782

CONTACT: XOMA Corporation

Company and Investor Contact:
Ashleigh Barreto
510-204-7482
barreto@xoma.com

Juliane Snowden
The Oratorium Group, LLC
jsnowden@oratoriumgroup.com